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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              ALLTRISTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020040101
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                      (CUSIP Number of Class of Securities)

                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                 (914) 967-9400
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 April 16, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No.  020040101                                           Page 2 of 5 Pages
--------------------                                           -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                620,800

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     620,800

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            620,800

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.76%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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     This Amendment No. 7 to Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Alltrista Corporation, an Indiana corporation (the "Company"). This Amendment No. 7 amends the Schedule 13D, as previously amended (the "Schedule 13D"), of Marlin Partners II, L.P. Capitalized terms used in this Amendment No. 7 but not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

     The Company has initiated a process through which it has solicited indications of interest in a possible sale of the Company, and the Reporting Person is participating in this process. On April 16, 2001, Banc of America Securities LLC, on behalf of the Reporting Person, submitted a bid to the Company for a newly formed company to make an all cash acquisition of the outstanding shares of Common Stock not currently held by the Reporting Person for $17.00 per share pursuant to a tender offer. In the alternative, pursuant to the bid, the Reporting Person would be willing to agree to a price of $18.00 per share if the Company enters into an exclusivity agreement with the Reporting Person pursuant to which the Company would agree to proceed to final documentation of the sale on an exclusive basis for 45 days with the Reporting Person. The bid is subject to the Reporting Person's satisfactory completion of due diligence and the negotiation and signing of definitive agreements. Pursuant to the bid, the tender offer would be subject to, among other things, a financing condition and the condition that at least 90% of the Common Stock be tendered pursuant to such tender offer.

     In addition, the Reporting Person commenced a solicitation of proxies from the stockholders of the Company on April 20, 2001 to elect Mr. Martin E. Franklin and Mr. Ian G.H. Ashken as directors of the Company at the Company's 2001 annual meeting of stockholders.


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The Reporting Person has nominated Messrs. Franklin and Ashken because it believes that, irrespective of whether a sale of the Company occurs, the nominees would contribute to the creation of stockholder value for the Company over the long term. If Messrs. Franklin and Ashken are elected as directors of the Company, they would recuse themselves from consideration of matters relating to the bid submitted by the Reporting Person.


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2001                   MARLIN PARTNERS II, L.P.

                                        By: Marlin Management, L.L.C., its
                                            General Partner

                                        By: /s/ Martin E. Franklin
                                            ------------------------------
                                            Name:  Martin E. Franklin
                                            Title: Managing Member


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